UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 1-10582
CUSIP NUMBER 68557N 103

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Orbital ATK, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

45101 Warp Drive
Address of Principal Executive Office (Street and Number)

Dulles, Virginia 20166
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Orbital ATK, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K”) within the prescribed time period without unreasonable effort or expense because of the circumstances described below.

As reported in the Company’s Current Reports on Form 8-K filed on August 10, 2016 and November 3, 2016, the Audit Committee of the Board of Directors of the Company, after considering the recommendation of management, concluded that the Company’s previously issued financial statements for the nine-month transition period ended December 31, 2015 (“2015 transition period”), fiscal year ended March 31, 2015 (“fiscal 2015”), fiscal year ended March 31, 2014 (“fiscal 2014”), and fiscal year ended March 31, 2013 (“fiscal 2013”), and the quarters in each period (except for the first quarter of 2013) and the quarter ended April 3, 2016, should no longer be relied upon as a result of misstatements in such financial statements.

The Company filed an amendment to the Transition Report on Form 10-K for the 2015 transition period (the “Form 10-K/A”) on February 24, 2017, in which it restated its consolidated financial statements for the 2015 transition period, fiscal 2015, fiscal 2014, the unaudited quarterly information in the 2015 transition period and fiscal 2015 and the unaudited selected financial data contained in the Form 10-K/A. The misstatement corrections contained in the restated financial statements collectively are referred to as the “Restatement.” An explanation of the underlying cause of the Restatement is included in the above referenced Form 10-K/A.

The Company expects to file a Form 10-Q/A for the quarter ended April 3, 2016 (the “Form 10-Q/A”), which will include restated consolidated financial statements for that period and the comparative period as soon as practical. Thereafter, the Company expects to file a Form 10-Q for each of the quarters ended July 3, 2016 and October 2, 2016 (collectively, the “2016 Forms 10-Q”). After it has filed the Form 10-Q/A and the 2016 Forms 10-Q, the Company expects to file its 2016 Form 10-K.

In view of the resources that were focused on the preparation of the Form 10-K/A that was recently filed and the ongoing work in preparing the Form 10-Q/A, the 2016 Forms 10-Q and 2016 Form 10-K, the Company will not be able to without unreasonable effort or expense file its 2016 Form 10-K by March 16, 2017, which is the deadline for the extended filing period pursuant to Rule 12b-25.

As previously disclosed, the Company has entered into an extension agreement with its credit agreement lenders to extend to April 14, 2017 the deadline under its credit agreement for filing with the SEC the 2016 Form 10-K, as well as the Form 10-Q/A and 2016 Forms 10-Q.

Forward Looking Statements

Certain matters discussed in this filing constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to management. Such forward-looking statements include the timing of the filing of the Form 10-Q/A, the 2016 Forms 10-Q and the 2016 Form 10-K. The Company cautions you not to place undue reliance on any such forward-looking statements. Several factors could cause actual results to differ materially from those expressed in or contemplated by the forward-looking statements. Such factors include, but are not limited to, the fact that the Company is continuing to prepare the Form 10-Q/A, the 2016 Forms 10-Q and the 2016 Form 10-K, the risk that additional information may arise or different conclusions are reached prior to the expected filing with the SEC of the contemplated filings, the preparation of the Company’s restated financial statements or other subsequent events that would require us to make additional adjustments, as well as inherent limitations in internal controls over financial reporting. Other risk factors affecting the Company are discussed in detail in the Company’s filings with the SEC, including in the Form 10-K/A. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Garrett E. Pierce	703	406-5000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

The Company has not yet filed its Quarterly Report on Form 10-Q for the quarters ended July 3, 2016 and October 2, 2016. In addition, the Company expects to file a Form 10-Q/A for the quarter ended April 3, 2016 which will include restated consolidated financial statements for that period and the comparative period.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☐ No*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* As noted above, the Company is continuing to work to complete the 2016 Form 10-K. As a result, the Company is unable to definitively state at this time whether any significant change in results of operations from the corresponding period for the last fiscal year will be included in the 2016 Form 10-K.

Orbital ATK, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 1, 2017	By	/s/ Garrett E. Pierce
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).